

Mail Stop 4631

September 27, 2016

Via E-mail
Patrice de Talhouët
Chief Financial Officer
Coty Inc.
350 Fifth Avenue
New York, New York 10118

      Re: Coty Inc.
             Form 8-K Filed August 16, 2016
             File No. 1-35964

Dear Mr. de Talhouët:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

1.   We note that you are excluding restructuring charges and business structure realignment costs in the calculation of your non-GAAP performance measures. Please explain to us why these are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

2.   Please explain how you calculated the income tax effects of your non-GAAP adjustments in your next earnings release. See Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or Robert Shapiro, Staff Accountant, at (202) 551-3273 with any questions.

Sincerely,

/s/ John Cash, *for*

Melissa N. Rocha
Senior Assistant Chief Accountant

Office of Manufacturing and Construction